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                            July 6, 2021

       Ben Silbert
       General Counsel and Secretary
       Avista Public Acquisition Corp. II
       65 East 55th St., 18th Floor
       New York, NY 10022

                                                        Re: Avista Public
Acquisition Corp. II
                                                            Draft Registration
Statement on Form S-1
                                                            Filed March 19,
2021
                                                            File No. 377-04463

       Dear Mr. Silbert:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form S-1 filed June 17, 2021

       REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, page F-2

   1. We note the audit report is dated May 12, 2021, for Notes 2 and 7. We also note significant changes
made to these footnotes in this most recent Form. Please tell us how your auditor determined
it was unnecessary to provide an updated audit report.
                                                        Alternatively, please
amend your filing to include an updated audit report. Refer to
                                                        PCAOB AS 3110.
              You may contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if
       you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Pam Long at 202-551-3765 with any other questions.
 Ben Silbert
Avista Public Acquisition Corp. II
July 6, 2021
Page 2



                                                  Sincerely,
FirstName LastNameBen Silbert
                                                  Division of Corporation
Finance
Comapany NameAvista Public Acquisition Corp. II
                                                  Office of Real Estate &
Construction
July 6, 2021 Page 2
cc:       Alex Lynch
FirstName LastName